                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2007

                         MAGIC SOFTWARE ENTERPRISES LTD.
                              (Name of Registrant)

                    5 HAPLADA STREET, OR-YEHUDA, ISRAEL 60218
                     (Address of Principal Executive Office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
   Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:

                              US Press Inquiries:

           MAGIC SOFTWARE BUILDS FOR THE FUTURE WITH MAJOR INTEGRATION
                    SOFTWARE GRANT TO PENN STATE UNIVERSITY

    USING THE IBOLT INTEGRATION PLATFORM, PENN STATE INFORMATION SCIENCE AND
 TECHNOLOGY STUDENTS WILL LEARN ABOUT BUSINESS CRITICAL INTEGRATION TECHNOLOGY

OR YEHUDA, ISRAEL, OCTOBER 15, 2007 - Magic Software Enterprises (NASDAQ: MGIC),
a leader in enterprise application development, deployment and integration technology, announced today that it has awarded a major grant of its iBOLT(TM)
and eDeveloper(TM) software to Penn State University, one of the ten largest and most prestigious universities in the United States, to be used on more than 120 servers for courses beginning with the fall semester 2007.

Penn State students will have access to the Magic iBOLT business integration product in courses designed to show how disparate computer software can work together, integrating business processes in today's most effective business environments. iBOLT will also help Penn State University students learn to solve common business systems problems, such as duplicate data entry, lack of information, and cumbersome interfaces that frustrate many business professionals today. The iBOLT integration suite from Magic Software falls into a category of software known as business process management (BPM) and is commonly used for enterprise application integration (EAI).

"One of the most important areas of information technology today is the integration of disparate data and information from a wide variety of sources,"
said Dr. Alan Peslak, a computer scientist at Penn State who has conducted research into the economic and societal impact of information technology. "To allow students to understand technology that can ease integration issues, iBOLT software from Magic Software will be used as an integration platform. Students will develop and deploy business process integration solutions utilizing the
iBOLT Business Integration Suite to focus on comprehensive organizational solutions. In this way our IST students will learn some of the most sought after skills for IT professionals. iBOLT is planned to enhance our IST Integration and
Application Option," concluded Dr. Peslak.

The Magic iBOLT Integration Suite is an intuitive and easy to use a product that includes a visually oriented design studio. Within this environment students can drag and drop business objects to an integration flow and then drill-down to configure those objects in a manner consistent with desired business rules. The major types of business applications that require integration include Enterprise
Resource Planning (ERP), Customer Relationship Management (CRM), and Supply
Chain Management (SCM) software.

"We are honored to award one of the ten largest and most prestigious universities in the United States a software grant that will enable them to teach students the principles of smoothly integrated business software without the need for programming," said Eitan Naor, CEO of Magic Software. Part of our corporate policy is to ensure that the next generation business users will have the knowledge of, and experience with, such business critical technology. "Penn
State University joins a number of prestigious organizations worldwide, such as the United Nations, Allstate, UPS, and thousands of others who use our software to develop and integrate business applications. Our partnerships with other major software companies such as IBM, Oracle and SAP have provided us with a vast base of experience upon which to base our integration technologies."

ABOUT MAGIC SOFTWARE ENTERPRISES

Magic Software Enterprises (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades. The company's service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments. Magic Software's platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes. Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than
1.5 million customers around the globe.

Magic Software is a subsidiary of the Formula Systems and Emblaze Group of companies.

For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange
Commission.

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PRESS CONTACT:

GLENN JOHNSON
Executive Vice President
Magic Software Enterprises, Inc.
gjohnson@magicsoftware.com
Phone: +1 949.250.1718 ext. 203
Cell: +1 949.735.1862

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE
REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE
UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                     MAGIC SOFTWARE ENTERPRISES LTD.
                                     (Registrant)

                                     BY: /S/ EITAN NAOR
                                     ------------------
                                     Eitan Naor
                                     President and CEO

Date: October 15, 2007